Exhibit (a)(5)(P)

ON THE WAY TO A NEW AND BETTER GOVERNANCE July 2017

2 This announcement may include statements that present Vale's expectations about future events or results. All statements, when based on future expectations, involve various risks and uncertainties. Vale can not guarantee that such statements will be correct. These risks and uncertainties include factors related to: (a) completion of the transaction described where we have operations, mainly Brazil and capital markets, Minerals and metals and its in this presentation, (b) countries Canada, (c) global economy, (d) dependence on global industrial production, which is cyclical in nature, and (f) a high degree of global competition in the markets where Vale operates. For additional information on factors that may give rise to results different from those estimated by Vale, please refer to the reports filed with the Brazilian Securities and Exchange Commission (CVM), the US Securities and Exchange Commission (SEC) and the Autorité des Marchés Financiers (AMF). Factors discussed in the "Estimates and projections" and "Risk factors" sections of Vale's Annual Report - Form 20F. Disclaimer

3 How Governance work today?

4 Procedures of Vale's current governance • Control exercised since privatization in 1997 by Valepar with 33.7% of the total capital and 53.8% of the common shares • Existence of several levels of decision requiring meetings prior to the Board of Directors' meeting • Low minority shareholders´ influence on the composition of the Board of Directors 5 49.0%21.2% 11.5% 18.2% Voting instruction Voting instruction VotingVoting instruction instruction Valepar Voting Instructions

What is the ongoing transformation?

Operation approved in the EGM of June 27 nversion • Conversion rate of 0.9342 ON for each PN (based on market prices) Shares mmon Shares • Merge of Valepar by Vale with a 10% premium and migration of Valepar shareholders to direct Vale shareholders rge into • In line with the rules of BM&FBovespa’s Novo Mercado listing segment 6 • Unification of share classes • Difusion of shareholding capital and end of Valepar • Adoption of best corporate governance practices Voluntary Co of Preferred into Co Valepar Me Vale Change of Va Bylaws le’s

What are the benefits and points of attention?

Benefits and points conversion of attention for minority investors in the Examples of Benefits Points of attention for migration ¹ Equal treatment ensured to all ordinary shares through a mandatory public offering to acquire all outstanding shares of the Company in the event of transfer of control 9 The conversion of PNs into ONs is voluntary and shareholders must formally manifest during the conversion window until August 11, 2017 • Potential valuation of shares • Increase in the representation of minority shareholders • Simplification of complexity in the decision-making process • Adoption of international governance practices • 100% Tag along¹ for minority shareholders Migration to common shares (higher-priced share class), with exchange ratio of 0.9342 preferred shares per common share, implies a dilution of 7.4% for preferred shareholders after the conversion of the shares and Valepar's merger into Vale

Historical spread between the ON and PN shares of Vale Historical Spread Valuation of the share in similar transactions ONs vs PNs % valuation, 60 after transaction MAévdeiarage PProrpoopsotsaal 20.0% 18.0% 16.0% 22.3 14.0% 12.0% 10.0% 8.0% 6.0% 4.0% 2.0% 0.0% 3300d dias 6600d dias 9900d66m dias meses 1 1ayno 5 5ayno 1100y anos AMveérdaiage MMeeddiaianna 9 ¹ Last 16 transactions Average valuation of 22.3% in the last transactions of the same nature¹ Conversion at the lowest historical spread level in the last 15 years 18.8

What to do and what is the timeline?

Implementation Schedule August July 11 Required minimum adhesion of 54.09% of the preferred shares until August 11, 2017 to enable the transaction Week started in: Week started in : 29162330 11 132027 • 28 June – 11 August: Vale Voluntary Conversion Period • 11 August: End of Conversion Period

Procedures for voluntary conversion of shares 13 The shareholder should contact his bank and / or brokerage firm and request the conversion of PN shares before August 11, 2017

VAL